Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.                                NAME AND ADDRESS OF COMPANY

POET Technologies Inc. (the “Company”) 121

Richmond Street West, Suite 501 Toronto, Ontario M5H

2K1

ITEM 2.                                DATE OF MATERIAL CHANGE

November 1, 2015.

ITEM 3.                                NEWS RELEASE

A News Release was issued on November 2, 2015.

ITEM 4.                                SUMMARY OF MATERIAL CHANGE

The Company announced that it has appointed Robert Ferri Partners, LLC. as. the Company’s Investor Relations counsel and also announced the acceleration of the Company’s shift of corporate operations to Silicon Valley.

ITEM 5.                                FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release in Schedule “A”.

ITEM 6.                                RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.                                OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.                                EXECUTIVE OFFICER

Contact:	Michel J. Lafrance, Secretary Telephone:
(416) 368-9411

ITEM 9.                                DATE OF REPORT

Dated at Toronto, Ontario this 2nd day of November, 2015.

SCHEDULE “A”

POET TECHNOLOGIES INC.

Head Office:	USA Office:
Suite 501, 121 Richmond St. W	2550 Zanker Road Toronto,
ON, M5H 2K1	San Jose, CA 95131 USA
Phone: (416) 368-9411 - Fax: (416) 861-0749

NEWS RELEASE

POET Technologies Welcomes Robert Ferri Partners As Investor Relations Counsel

Company Also Marks Ahead-of-Plan Operations Shift to Silicon Valley

SAN JOSE, CA (MARKETWIRED, November 2, 2015) — POET Technologies Inc. (the “Company” or “POET”) (OTCQX: POETF; TSX Venture: PTK,) a developer of opto-electronics fabrication processes for the semiconductor industry, today announced the appointment of Robert Ferri Partners, LLC, as the Company’s Investor Relations counsel.

“The appointment of San Francisco-based Robert Ferri Partners is part of the previously announced transition of our leadership and operations team to Silicon Valley,” said POET Chief Executive Officer Suresh Venkatesan. “Our entire team welcomes Robert Ferri, who has served a number of semiconductor companies over nearly two decades. We also appreciate the contributions of our previous IR counselors and we thank them for their service.”

POET also announced the acceleration of the previously announced shift of corporate operations to Silicon Valley from Toronto and Connecticut, inclusive of the people and the lab. The Company’s Connecticut laboratory will cease operations on October 30, 2015, ahead of the previously expected completion date in the first quarter of 2016. The Company announced on September 30, 2015, that it had secured office/lab space in San Jose to serve as headquarters and a base for growth and is working to commercialize its patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, thereby enabling step-function improvements in power, cost and size.

About Robert Ferri Partners (“RFP”)

Since 1997, RFP has served as strategic investor-relations counsel of publicly traded companies ranging from Fortune 500 multinationals to IPOs. As shareholder and advisor, the firm has helped found, grow and achieve positive outcomes for a number of companies in the United States and Europe. More information about the background, ownership, business and place of business of RFP, may be obtained at www.robertferri.com.

RFP will provide the services customarily provided by an investor relations professional including shareholder and media/public relations, overhaul/oversight/maintenance of the Company’s website, and liaison activities with investment professionals and other stakeholders.

The initial term of the engagement is one year commencing November 1, 2015 and either party may terminate the agreement for any reason upon 60 days’ notice after the first quarter. It is anticipated that RFP will be paid a total fee of $46,000 for the first 12 months payable quarterly.

RFP has no interest, directly or indirectly, in the Company or its securities, and has no current right or intent to acquire such an interest during the initial term of the engagement.

About POET Technologies Inc.

POET is a developer of opto-electronics fabrication processes. POET believes that the advanced opto- electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components. More information may be obtained at  www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

By:	/s/ Michel J. Lafrance
Name:	Michel J. Lafrance
Title:	Secretary

For further information: Robert Ferri

Robert Ferri Partners Tel: (415) 575-1589

Email: rf@poet-technologies.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s plans announced in a conference call on September 30, 2015 as well as the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Suite 501, 121 Richmond St. W., Toronto, ON, M5H 2K1 - Tel: 416-368-941 - Fax: 416-861-0749